                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                        Sterling Capital Investment Group, Inc.
                                            (formerly)
                              Sterling Media Capital Group, Inc.

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                                (Name of Issuer)

                           Common Stock, par value $.001
                Series A Preferred Convertible Stock, par value $.001
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                         (Title of Class of Securities)

                                    85916R104
                       ----------------------------------
                                 (CUSIP Number)

                                     Mr. David C. Annin
                                  6223 Twin Oaks Circle
                                     Dallas, TX 75240
                                      (972) 571-3618

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 7, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

1.    NAME OF REPORTING PERSONS:
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      David C. Annin
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|
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3 .   SEC USE ONLY

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4.    SOURCE OF FUNDS

                                  (See Item 3 and Exhibit 1)

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  |_|

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     United States

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   NUMBER OF      7.    SOLE VOTING POWER
  BENEFICIALLY
 OWNED BY EACH
REPORTING PERSON           (See Item 1 and Exhibit 1)
      WITH
                  --------------------------------------------------------------
                  8.    SHARED VOTING POWER

                                    -0-

                  --------------------------------------------------------------
                  9.    SOLE DISPOSITIVE POWER

                              (See Item 1 and Exhibit 1)
                  --------------------------------------------------------------
                  10.
                        SHARED DISPOSITIVE POWER

                              -0-

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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      (See Item 1 and Exhibit 1)
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.4% (See Exhibit 1)

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14.   TYPE OF REPORTING PERSON

            Individual

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Item 1. Security and Issuer

      This Schedule 13D relates to the common stock, par value $0.001 per share
(the "Common Stock")and Series "A" Convertible Preferred Stock, no par value
("the "Preferred Stock") issued by Sterling Capital Investment Group, Inc.), a Nevada corporation, (formerly, Sterling Media Capital Group, Inc., a
Pennsylvania corporation (the "Company"), the principal offices of which are located at 4570 Westgrove, Ste. 220, Addison, TX 75001.

Item 2. Identity and Background

      (a)   This Schedule 13D is filed by David C. Annin,
            an individual. (the "Reporting Person").

(b)      The Reporting Person has never been convicted in a criminal proceeding
               (excluding traffic violations and similar misdemeanors).

      (c)   During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting
            Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (d)   The Reporting Person is a Citizen of the United States

Item 3. Source and Amount of Funds or Other Consideration

      The securities described in this 13d statement were acquired as a result of the Reporting Person being a beneficial owner of a privately held predecessor company ("Sterling Managers").  The predecessor company merged with the Issuer on July 7, 2000.  (See Exhibit 1)

Item 4. Purpose of Transaction

                  (See Exhibit 1)

Item 5. Interest in Securities of the Issuer

      (a)   Securities Beneficially Owned.

                  (See Exhibit 1)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer.

         None

Item 7. Material to be Filed as Exhibits.

      The following document is filed as an Exhibit:

      Exhibit 1   Description of Transaction and Securities Beneficially Owned

Signatures
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                                        DAVID C. ANNIN

Date: March 27, 2001                    /s/  David C. Annin
                                        ----------------------------------------
                                        Signature

                                    Exhibit 1

                                         Description of Transaction and Securities Beneficially Owned

The Merger
----------

         On July 7, 2000,  Electro-Kinetic  Systems,  Inc.  ("EKS") and  Sterling  Media Fund  Managers,  L.L.C.,  an Oklahoma  limited liability  company  ("Sterling  Managers"),  completed the  transactions  contemplated  by the Letter  Agreement  dated June 7, 2000 (a complete  copy of which is  attached as Exhibit A to the 8-K filing with the SEC dated July 24,  2000)  pursuant to which EKS  acquired
15% of the equity  interests  in  Sterling  Managers.  On the same day EKS  changed  its name to Sterling  Media  Capital  Group,  Inc.
("Sterling  Media").  Thereafter,  on the 10th day of July 2000,  Sterling Media acquired the remaining 85% equity interest in Sterling
Managers with Sterling Managers continuing as a wholly-owned subsidiary of Sterling Media.

         As a result of the  acquisition,  the equity  holders of Sterling  Managers  and the persons  holding  contingent  right to an equity interest in Sterling Managers now own approximately  91.5% of the voting stock of Sterling Media,  which has changed its name to
Sterling Media Capital Group, Inc.

         Because of the change in  ownership  of voting  stock and the  composition  of the board  after the  acquisition,  there was a change in control of EKS upon completion of the acquisition.

                                  SCHEDULE 13D

---------------------------------             ----------------------------------
CUSIP No. 85916R104                           Page 5 of 6 Pages
---------------------------------             ----------------------------------

==================================================================================================================

Reduction in Outstanding Shares
-------------------------------

         Pursuant to a resolution by the Board of Directors  dated November 2, 2000, the number of Sterling  Media  outstanding  shares have been  effectively  reduced  whereby one share of "new"  Sterling Media common was issued for each 30.4498 shares of "old" Sterling
Media common shares  outstanding  on that date. On the same date,  each share of Sterling  Media Series A Preferred  stock,  which were issued as a part of the merger,  were  converted into  3.2840938  "new" shares of Sterling  Media common thereby  removing all Series A shares then outstanding.  These actions effectively  reduced the number of outstanding shares from approximately  84,000,000 common and
3,535,538 shares of Series A Preferred to approximately 17,000,000 "new" common shares.

Series B Convertible Preferred Stock
------------------------------------

         On December 29, 2000 the Reporting  Person  acquired  1,285 shares of the Company's  Series B Convertible  Preferred  Stock by
virtue of exchanging  Preferred Stock of a Predecessor  company for the subject Series B Preferred Stock of the Company pursuant to the terms of the Letter Agreement dated June 7, 2000.

Corporate Reincorporation
-------------------------

         On January 4, 2001 the  shareholders of the Company approved the Company's  re-incorporation  in the State of Nevada to become effective  January 18, 2001. The actions  resulted in the Company's name being changed to "Sterling  Capital  Investment  Group,  Inc."
(trading under the symbol "STCE"),  the replacement of stock in the existing  Pennsylvania  corporation  with an equal number of shares in the Nevada  corporation,  and the election of the  individuals  presently  serving as  directors  and officers to serve in a similar capacity in the Nevada corporation.  For more information on the reincorporation,  see the Company's DEFINITIVE  INFORMATION  STATEMENT
PURSUANT TO SECTION 14 (C) OF THE SECURITIES EXCHANGE ACT OF 1934, statement DEF-14(c), filed November 15, 2000.

Exchange of Shares for Membership Interest in a limited liability company
-------------------------------------------------------------------------

         On January 22, 2001, David C. Annin, (the "Reporting  Person") entered into a transaction  whereby he exchanged 230,000 shares of common stock of the issuer for 9 units of membership interest in a limited liability company.

Securities Beneficially Owned
-----------------------------

                                                                                            Stock held
                                    "Old" Sterling   "New" Sterling             by Reporting Person
                                      Media Stock               Media Stock             as of March 23, 2001
                                  -----------------     -----------------       -------------------
Common Stock                             4,039,461              1,152,224                     922,224
(Converted @1:30.4498)

Series A Preferred Stock          310,455                  -0-                          -0-
(Converted @ 3.2840938:1)

Series B Preferred Stock            -0-                    -0-                           1,285
(Convertible @ 11.2069:1)

         Based on 20,609,465 fully diluted shares of Common stock believed to be outstanding as of January 25, 2001, the Reporting
Person beneficially owned approximately 4.4% of the Company's outstanding Common Stock.

Voting and Dispositive Power.

Reporting Person                                   Number of Shares
------------------                  -------------------------------------------------------------

                                                                    Sole               Shared
                                            Sole            Shared        Dispositive         Dispositive
David C. Annin                           Voting Power     Voting Power          Power               Power
--------------                          -------------    -------------       ------------        ----------
 Common                          922,224            -0-               922,224              -0-

Series "B"                                    1,285               -0-                 1,285                     -0-
Preferred

Transaction in Company Securities:

         The following purchases and or acquisitions have been made by the Reporting Person:

 Type of           Shares Purchased         Price per
Security            or acquired                        share                     Date
---------                  -----------------         ----------                 ------
Series "B"                          1,285                         (1)                   12/29/00
Preferrred

     1.) Acquired by converting preferred stock of predecessor company (which was acquired for $12,500) into Series "B" preferred stock of the company, pursuant to the terms of the Letter Agreement dated June 7, 2000.